August 31, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Loan Lauren P. Nguyen, Legal Branch Chief (202-551-3642)

     Kevin Dougherty, Attorney-Adviser (202-551-3271)

Re:	Ultra Petroleum Corp.

Form 10-K/A for the Fiscal Year ended December 31, 2016

Filed April 26, 2017

Response dated June 23, 2017

File No. 001-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp., to the comment letter dated July 28, 2017 (the “Comment Letter”) we received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to our referenced filings, including our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2016 (the “Form 10-K”). In this letter, we reproduce the Staff’s comments in italics typeface and provide our responses in normal typeface. Further, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

We respectfully request the Staff provide any further comments at its convenience.

Form 10-K/A for the Fiscal Year ended December 31, 2016

Explanatory Note

1.	We note your response to prior comment two, regarding the requirements in Article 11 of Regulation S-X, relative to your disclosures under the headings “Benefits from Reorganization” and “Pro Forma Balance Sheet” in the press release attached to the Form 8-K that you filed on May 3, 2017. You state in your response that “pro forma

Letter to SEC Division of Corporation Finance

financial information would not be material or meaningful to investors.” However, in the press release referenced above you refer to “$3.0 billion in exit financing,” a “significantly lower cost structure” and “material savings” that improve corporate economics and result in enhanced margins that increase your “recycle ratio” to 2.4 times, which you describe as exceeding that of most of your peers.

In your response, you also state “the material impacts of the reorganization were already reflected in and addressed in the financial statements in our other filings.” However, given that your bankruptcy was finalized April 12, 2017, it is unclear how the historical financial periods that would ordinarily be presented with pro forma effects, i.e. the year ended December 31, 2016 and the interim period ended March 31, 2017, would include the effects cited in your press release. Please clarify the extent to which each of the effects that you have referenced have been reflected in and addressed in the financial statements for these periods; identify the specific disclosures, including the filings, page numbers, and amounts quantified.

For example, quantify the extent to which the benefits associated with “eliminating legacy transportation costs and reducing gathering and processing fees and interest costs,” reflected in your computation of “Annual Savings,” are also reflected in your historical financial statements. For any effects that you have cited which do not represent historical activity or accounts, tell us the extent to which pro forma adjustments necessary to illustrate these effects would comply with Rule 11-02(b)(6) of Regulation S-X, in terms of being directly attributable to the bankruptcy and factually supportable, for a pro forma balance sheet; and also expected to have a continuing impact on the company for a pro forma statements of operations.

Response:	The Staff’s comments are acknowledged. To provide additional information and clarity regarding these matters to the Staff and investors, we have filed a Current Report on Form 8-K on the date of this letter setting forth the pro forma financial information described in Article 11 of Regulation S-X.

2.	Please describe the “recycle ratio” referenced in your May 3, 2017 press release, which you attribute to material savings secured through bankruptcy and the resulting improvement in drilling location economics; submit your computations, and provide us with the analysis forming the basis for your comparison to peer companies.

Response:	We calculated the “recycle ratio” by dividing the difference between EBITDA margin (i.e., our revenue less our cash operating costs) by our finding and development costs, all on a per unit of production basis, which we believe is consistent with the calculation of this metric commonly used by investors and analysts.

The computations and peer comparison forming the basis of our statements are set forth in Exhibit A and Exhibit B attached to this letter (and are in the form previously provided to investors).

Letter to SEC Division of Corporation Finance

3.	We note that in response to prior comment two, as partial rationale for not filing pro forma financial statements to illustrate the effects of your bankruptcy, you state “…the liabilities presented in our financial statements prior to consummation of our plan of reorganization approximated the total claims we are paying in connection with our emergence such that pro forma adjustments were not necessary….” Please reconcile this statement with the $3.8 billion in debt reported on page 9 of your Form 10-Q for the quarter ended March 31, 2017, and the $2.0 billion in “Total debt at emergence” reported in the press release that you filed on May 3, 2017.

Submit an analysis of total claims before and after the bankruptcy and of the associated effects, including the amounts reported in your historical financial statements for the year ended December 31, 2016 and the interim period ended March 31, 2017, and the amounts that would be incurred under any new and comparable agreements that you have secured through the bankruptcy.

Response:	The Staff’s comments are acknowledged. To provide additional information and clarity regarding these matters to the Staff and investors, we have filed a Current Report on Form 8-K on the date of this letter setting forth the pro forma financial information described in Article 11 of Regulation S-X.

4.	We note your response to prior comment two, stating that you do not believe pro forma oil and gas reserve information, based on the resolution of uncertainties associated with your bankruptcy, would be material to investors. However, you explain that as a result of your reorganization, you have the ability to fund a development program and expect to book proved undeveloped reserves in future reports. We also note that in the May 2017 presentation on your website, you explain that even though you did not report proved undeveloped reserves as of December 31, 2016, you “…continue to schedule and drill undrilled locations that could have been reported as “undeveloped oil and gas reserves” based solely on the technical requirements related to geoscience and engineering data in the SEC definitions” also that information within that presentation “…accounts for and reflects the Company’s plan to continue to drill future locations that are not reported as “undeveloped oil and gas reserves” in its year-end SEC reserve report at December 31, 2016 (or at December 31, 2015).” Given the objective outlined in Rule 11-02(a) of Regulation S-X, to show how a transaction might have affected the historical presentation if the transaction had been consummated at an earlier time, please clarify the nature and extent of factors that you believe would render any pro forma adjustment to your proved undeveloped reserve information for the resolution of uncertainties associated with your bankruptcy to be not factually supportable, if this is your view.

Please contrast your view on materiality to the approach taken in your May 2017 presentation referenced above, and clarify the extent to which information pertaining to volumes encompassed in that presentation, associated with locations that you continue to schedule and drill, has been presented to creditors, investors, or other persons in the course of your bankruptcy proceedings.

Letter to SEC Division of Corporation Finance

Response:	The Staff’s comments are acknowledged. To provide additional information and clarity regarding these matters to the Staff and investors, we have filed a Current Report on Form 8-K on the date of this letter setting forth the pro forma reserve information as of December 31, 2016.

*    *    *

Please feel free to contact me at (281) 582-6611 with any questions regarding this response.

Sincerely,
ULTRA PETROLEUM CORP.
By:	/s/ Garrett B. Smith
Name:	Garrett B. Smith
Title:	Vice President and General Counsel

EXHIBIT A

COMPUTATIONS

Attractive Realizations
NYMEX Henry Hub strip ($/Mmbtu)	$3.36
Less: Average location differential	($0.34)
Less: Firm transport charges	$0.00
Plus: BTU uplift	$0.17

Pre-hedge realized price	$3.19
% NYMEX Henry Hub	94.9%

NYMEX Crude Oil strip ($/Bbl)	$50.43
Less: Average location differential	($2.62)

Pre-hedge realized price	$47.81
% NYMEX Crude Oil strip	94.8%

% Gas	94.0%
% Oil	6.0%
Weighted average realized price	$3.48
% of NYMEX Henry Hub	103.5%

Low Costs
Lease operating expense	$0.33
Operating lease expense	$0.07
Production taxes	$0.35
Gathering fees	$0.30
Transportation	$0.00
Cash G&A	$0.03

Total EBITDA cash costs	$1.08

EBITDA Margin	$2.40

2016 Finding and Development costs	$0.98

Recycle ratio at strip	2.4x

Recycle Ratio is calculated as EBITDA Margin divided by total Finding and Development Costs.

Notes:

- Corporate-level data

- Strip prices are at April 26, 2017

- EBITDA cash costs are at mid-point of 2017 guidance

EXHIBIT B

PEER COMPARISON